

August 12, 2014

Via Email
Donald D. Charron
Chief Executive Officer
Kimball Electronics, Inc.
1600 Royal Street
Jasper, Indiana 47549

 Re: **Kimball Electronics, Inc.**
  Amendment No. 2 to Form 10
  Filed July 28, 2014
  File No. 001-36454

Dear Mr. Charron:

 We have reviewed your amended Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 14, 2014.

Information Statement, Exhibit 99.1

General

1. We note that your new disclosure on page 44 in response to prior comment 5 generally addresses your customer contracts and does not specifically address the terms of the contract with Johnson Controls, which accounted for 17% of your total revenues in fiscal years 2013 and 2012, nor with Phillips, which accounted for 14% of your total revenues in fiscal years 2013 and 2012. It is unclear whether that agreements with these principal customers are for definite terms or cancellable by the customers at any time. Please revise to provide the details of the material terms of the agreements with your significant customers. Further, provide a meaningful analysis of the basis for the conclusion that the company is not substantially dependent on the agreement with the principal customers such that the contracts need to be filed pursuant to Item 601(b)(10) of Regulation S-K. Finally, add a risk factor that the agreements are cancelable at any time and your ability to continue the relationships with any of your customers is uncertain.

Notes to Combined Financial Statements

Note 1 Summary of Significant Accounting Policies

Segment Information, page F-8

2.   We note your response to prior comment 8. Please respond to the following:

- Explain the differences in the degree of risk between your operating segments and how those risks could impact segment gross margin;

- Describe how your risk mitigation strategies have historically neutralized the various levels of risk you discussed in your response to a level that results in "economic similarity," and why you believe they will continue to do so;

- Explain how you have considered the cost of implementing risk mitigation strategies in deciding how and whether to use them; to the extent you modify those strategies to manage cost, explain how that impacts your aggregation assessment; and

- Describe the specific risks associated with your investment in each geographic region for inventory and long-lived assets. As part of your response, describe any differences in the availability and sufficiency of casualty and business interruption insurance coverage in each geographic region. In this regard, we note from disclosure on page18 that you maintain insurance to help protect you from costs relating to natural disasters and other catastrophic events, however claims under such coverage may not be sufficient or paid in a timely manner.

3.   With regard to labor, you indicate that "when comparing labor statistics, each business unit experiences similar characteristics in all the locations in regards to availability of employee talent and retention challenges." However, please explain how the cost of labor varies among the different geographic regions in which you operate and how that affects your evaluation of economic similarity. Quantify, by operating segment, the average labor cost or an hourly or annual basis.

4.   You have previously indicated in your response letter dated June 20, 2014 that customer programs may be launched in or moved to an operating segment in a "low-cost" geographic region at the request of the customer. Please identify the segments operating in such regions and what factors contribute to the regions being "low-cost." It appears based on your responses that customers may view the regions in which your segments operate to be substantially different; explain how you considered this in evaluating the aggregation criteria.

5.   Please tell us what consideration was given to disclosing revenue by major markets or industries that you serve. In this regard, we note that in MD&A you discuss revenue increases in each of the automotive, medical, industrial, and public safety industries however you have not quantified such revenues here or elsewhere in the filing. Refer to ASC 280-10-50-38.

Exhibits

6.   We note your response to prior comment 12 but it is unclear why you believe that material details of the actual employment agreements with its named executive officers will not differ from the form of the employment agreement to be filed. It appears that there will be some material differences, including but not limited to, the salaries and the terms of the contracts. Please confirm that you will file a schedule setting forth the material details of each of the agreements pursuant to Instruction 2 to Item 601 of Regulation S-K.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3462.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via Email
        John W. Kahle